SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

American Apparel, LLC (formerly American Apparel, Inc.)
(Name of Issuer)
Units
(Title of Class of Securities)
N/A
(CUSIP Number)
David Plutzer, Esq.
Goldman, Sachs & Co.
200 West Street
New York, NY 10282
 (212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. N/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman Sachs Asset Management (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, “Goldman Sachs Asset Management”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,961,349

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,961,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,961,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.4%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. N/A	Page 3 of 7

Item 1.                          Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the units of membership interest (the “Units”) of American Apparel, LLC (the “Issuer”), a limited liability company organized under the laws of Delaware.  The principal executive office of the Issuer is located at 747 Warehouse Street, Los Angeles, CA 90021.
Item 2.                          Identity and Background.
(a), (f)
This Schedule 13D is filed by Goldman Sachs Asset Management (the “Reporting Person”, which is comprised of Goldman Sachs Asset Management, L.P. (“GSAM LP”), a Delaware limited partnership and GS Investment Strategies, LLC (“GSIS”), a Delaware limited liability company).

(b)	The business address of the Reporting Person is 200 West Street, New York, New York 10282.

(c)
GSAM LP and GSIS are each investment advisors registered under the Investment Advisers Act of 1940, as amended. GSAM LP and its affiliates are engaged in the business of serving as the investment manager of a variety of private investment funds, including Global Offshore, GS Trust, GS Lux HY, GS Lux CP and Global Opportunities (each as defined in Item 3).

The name, business address, present principal occupation or employment and citizenship of each executive officer of the Reporting Person is set forth in Schedule I hereto and is incorporated herein by reference.

(d)
During the past five years, the Reporting Person has not (nor, to the knowledge of the Reporting Person, has any of the persons listed on Schedules I) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not (nor, to the knowledge of the Reporting Person, has any of the persons listed on Schedules I hereto) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.
The funds used to purchase the Units were provided out of the working capital of the following funds, each managed by the Reporting Person or an affiliate: (i) Global Opportunities Offshore Ltd, a Cayman Islands corporation (“Global Offshore”), (ii) Goldman Sachs Trust - Goldman Sachs High Yield Floating Rate Fund, a Delaware Trust (“GS Trust”), (iii) Goldman Sachs Lux Investment Funds - Goldman Sachs High Yield Floating Rate Portfolio, a Luxembourg SICAV (“GS Lux HY”), (iv) Goldman Sachs Lux Investment Funds - Global Multi-Sector Credit Portfolio  (“GS Lux CP”), a Luxembourg SICAV and (v) Global Opportunities LLC, a Delaware limited liability company (“Global Opportunities”, and together with Global Offshore, GS Trust, GS Lux HY and GS Lux CP, the “GSAM Funds”).

CUSIP No. N/A	Page 4 of 7
Item 4.                          Purpose of Transaction.
As described in the Quarterly Report on Form 10-Q filed by the Issuer on February 1, 2016, on October 5, 2015, American Apparel, Inc. (“AA Inc.”) and its affiliated co-debtors (together with AA Inc., the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code thereby commencing Case No. 15-12055 (BLS) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 27, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”), confirming the Debtors’ Joint Plan of Reorganization (the "Plan") pursuant to which (i) AA Inc. was converted into a Delaware limited liability company, American Apparel, LLC and (ii) the Issuer issued Units representing limited liability company interests in the Issuer to certain holders of claims against the Debtors. A copy of the Plan is attached as Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on January 15, 2016. The GSAM Funds were holders of Prepetition Note Secured Claims (as defined in the Plan), and as such, at the time of effectiveness of the Plan, the GSAM Funds received 1,961,349 Units in the aggregate, which represent 20.4% of the Units issued under the Plan, and have the right to appoint one member to the board of directors of the Issuer (the “Board”) as further described in the Plan.  The Reporting Person, on behalf of the GSAM Funds, has waived such board appointment right and believes that it does not control the Issuer.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review the GSAM Funds’ investment in the Issuer on a continuing basis. Depending on various factors including, the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Units, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the GSAM Fund’s investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Units, other securities or derivative instruments related thereto or selling some or all of their Units, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Units, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Units of the Issuer and third parties with regard to the GSAM Funds' investment in the Issuer, and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.
Item 5.                          Interest in Securities of the Issuer.
The information required in rows 7 – 13 of the cover page and the information set forth or incorporated in Items 2, 4 and 6, are incorporated by reference in their entirety into this Item 5.
(a) – (b)
The percentages of Units reported herein are based upon the 9,597,195 Units outstanding as of the effective date of the Plan, as set forth in the Limited Liability Company Operating Agreement of the Issuer dated February 5, 2016.

As of February 5, 2016, the Reporting Person may be deemed to share beneficial ownership of the 1,961,349 Units that are held by the GSAM Funds, which represent 20.44% of the total number of Units.

The Reporting Person has the power to dispose of and the power to vote the Units held by the GSAM Funds. The Reporting Person does not directly own any of the Units. By reason of the provisions of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to beneficially own the Units beneficially held by the GSAM Funds. However, none of the foregoing should be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of Units owned by the GSAM Funds.

The Reporting Person or an affiliate serves as the investment manager for each of the GSAM Funds.

To the best knowledge of the Reporting Person, no person named in Schedules I hereto is the beneficial owner of any Units.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities that may be beneficially owned by the Reporting Person.  Each of GSAM LP and GSIS is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.  (“GS Group”).  This filing does not reflect securities, if any, beneficially owned by GS Group or any other subsidiaries of GS Group whose ownership is disaggregated from that of the Reporting Person in accordance with the Release, and, in reliance on the Release, this filing does not include information regarding GS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D. GSAM LP and GSIS, each an investment adviser, disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM LP or GSIS or their  employees have voting or investment  discretion, or both, and (ii) securities managed, if any, on GSAM LP's or GSIS's behalf, by third parties.

(c)
Except as set forth in this Item 5, the Reporting Person has not, and to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof or on Schedule I hereto, have not, effected any transaction in the Units or the common stock of the Issuer during the 60 day period from December 18, 2016 and February 16, 2016.

(d)
The GSAM Funds and their investors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units held by the GSAM Funds. Except for Global Offshore, which directly holds 918,743 Units, comprising 9.6% of the Units, no person, other than the Reporting Person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Units.

(e)	Not applicable.

CUSIP No. N/A	Page 5 of 7
Item 6.                          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.
The Reporting Person may, from time to time, in the ordinary course of business, including as investment advisor, (i) be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Person direct or indirect voting, investment or dispositive power over, securities of the Issuer (the “Contracts”), and/or (ii) buy, sell and/or hold debt securities of the Issuer, which, in each of (i) and (ii), may be significant in amount.  The profit, loss and/or return on such Contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, the Reporting Person disclaims any beneficial ownership in the securities that may be referenced in such Contracts.
Item 7.                          Material to Be Filed as Exhibits.
Exhibit	Description

99.1	Joint Filing Agreement (filed herewith)
99.2	Power of Attorney of Goldman Sachs Asset Management, L.P. (filed herewith)
99.3	Power of Attorney of GS Investment Strategies, LLC (filed herewith)

CUSIP No. N/A	Page 6 of 7

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct
DATED:  February 16, 2016

Goldman Sachs Asset Management, L.P,

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS Investment Strategies, LLC

By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

CUSIP No. N/A	Page 7 of 7

SCHEDULE I
The name of each executive officer of the Reporting Person is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.
Name	Present Principal Occupation

Eric Lane	Co-Head, Investment Management Division (Co-Chief Executive Officer)
Timothy O’Neill	Co-Head, Investment Management Division (Co-Chief Executive Officer)
Gavin O’Connor	Chief Operating Officer
Ellen Porges	General Counsel, Investment Management Division (Chief Legal Officer)
Judith Shandling	Chief Compliance Officer